CORRESPONDENCE

Duma Energy Corp.
800 Gessner, Suite 200
Houston, Texas 77024
(281) 408-4880
fax:  281-408-4879

December 23, 2013

Karina V. Dorin, Staff Attorney
Anne Nguyen , Branch Chief
Securities and Exchange Commission
Washington, D.C.

re:	Duma Energy Corp.
Preliminary Information Statement on Schedule 14C
Filed December 3, 2013
File No. 0-53313

MEMORANDUM OF RESPONSES

Here with, the registrant files PRE14C/A-1 in response to the Staff’s comments.

A.	Attached to this correspondence is the registrant’s written statement of acknowledgement.

B.	Response to Staff comments 1. and 2.

In response to the Staff’s comments we have added the following text to the PRE14C/A-1:

We believe it is necessary to authorize an additional 500,000,000 shares of capital stock. We own 90% of the working interest, and we are responsible for 100% of the costs of the exploration and production in our 5.3 million-acre oil and gas concession in the Owambo Basin located in northern Namibia in Africa which was granted to us pursuant to Petroleum Exploration License No. 0038 that was issued to us by the Republic of Namibia Ministry of Mines and Energy.  Although we have not estimated the costs of exploration and production in our 5.3 million-acre oil and gas concession in Namibia, we believe the cost will be high and require us to raise a large amount of funds in the future through the sale of stock.  We believe that the currently authorized and unissued and unreserved 427,285,048 shares of capital stock will be insufficient for our future fund raising needs.  The amendment will provide us with an aggregate of 927,285,048 authorize and unissued and unreserved shares of capital stock which we believe will be sufficient for our future fund raising needs.  At the present time we have no plans to issue such current and/or additional authorized shares.  At such time in the future, when, if and as we issue additional shares the purpose will be for oil and gas exploration, and working capital.

As of December  23, 2013:

		Before the	After the
		Amendment	Amendment

Number of Shares of Authorized Common Stock		500,000,000	1,000,000,000

Number of Shares of Outstanding Common Stock		62,740,882	62,740,882
Number of Shares of Common Stock Reserved for Issuance

For Series A Preferred Stock	1,637,600
For Outstanding Warrants	3,710,877
For Future Stock Option Plan Issuances	4,625,593
		9,974,070	9,974,070

Number of Shares of Authorized Common Stock
Not Outstanding or Reserved		427,285,048	927,285,048

Respectfully submitted,

Joel Seidner, Esq.

Duma Energy Corp.
800 Gessner, Suite 200
Houston, Texas 77024
(281) 408-4880
fax:  281-408-4879

December 23, 2013

Karina V. Dorin, Staff Attorney
Anne Nguyen , Branch Chief
Securities and Exchange Commission
Washington, D.C.

re:	Duma Energy Corp.
Preliminary Information Statement on Schedule 14C
Filed December 3, 2013
File No. 0-53313

DUMA ENERGY CORP. acknowledges that:

1.	DUMA ENERGY CORP is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	DUMA ENERGY CORP. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ Kent P. Watts
Kent P. Watts, Chairman of the Board, Director